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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software and Fujitsu Limited of Japan Sign Memorandum Of Understanding For Joint Business Development

Cooperation To Provide Companies With Expanded Customer Access and Greater Market Share

Tokyo, Japan (February 23, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that its subsidiary, Magic Software Japan, has signed a memorandum of understanding for joint business development with Fujitsu Limited (TSE: 6702). Under this agreement the companies will work together to sell Magic’s eDeveloper application development environment in conjunction with Fujitsu’s Interstage Application Server.

Magic Software Japan, which was established in 1998 and began operations in 1999, has built a solid reputation and strong presence in the Japanese market, where it currently controls a significant share of the application development technology segment. Magic Software Japan is Magic Software’s largest entity, currently representing approximately 15% of the Company’s total revenues. More than 24,000 corporations nationwide in Japan are using Magic’s products for application development and integration.

As part of this agreement, Magic Software has adapted its eDeveloper environment to work with Fujitsu’s Interstage server. The agreement effectively opens up the market for Fujitsu to the approximately 1,000 software houses in Japan using eDeveloper to develop applications and software packages.

The agreement also opens up a new channel that will enable Magic Software to reach a broader base of enterprise customers. Fujitsu’s Interstage server has been deployed in more than 30,000 servers in large-scale mission-critical business environments around the world. Existing Magic Software customers will benefit from Fujitsu's high-performance and high-reliability computing platform.

"Our eDeveloper application development technology has empowered developers around the world, and especially in Japan, with an easy-to-use, highly productive platform for building composite applications in complex heterogeneous environments," said David Leichner, vice president of worldwide marketing at Magic Software. "Our technology strategy is to bring those strengths to an even broader market, and the strong support we are receiving from companies like Fujitsu will help make that possible."

By supporting Fujitsu’s Interstage application server, Magic Software is helping to provide its developer base with the ability to take advantage of a leading application server. It is expected that in the future, the partnership will be expanded to include a global agreement that will include Fujitsu’s worldwide network and Magic Software’s channel, which includes more than 50 countries around the globe.

About Fujitsu Limited

Headquartered in Tokyo, Fujitsu Limited is a leading provider of customer-focused IT and communications solutions for the global marketplace. Pace-setting technologies, high-reliability/performance computing and telecommunications platforms, and a worldwide corps of systems and services experts make Fujitsu uniquely positioned to unleash the infinite possibilities of the broadband Internet to help its customers succeed. For more information, please see: http://www.fujitsu.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.

Magic Software Japan is located at Aioi Sonpo Shinjuku Bldg. 14F 3-25-3 Yoyogi Shibuya-ku Tokyo 151-0053, telephone: (81-3) 5365-1600, fax: (81-3) 5365-1630. Magic’s North American headquarters is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404. Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 23 February, 2004